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                                                                    EXHIBIT 99.3

                          SPECIAL NOTICE TO HOLDERS OF

                        VENTURA COUNTY NATIONAL BANCORP
                          COMMON STOCK (NO PAR VALUE)

                          WHOSE ADDRESSES ARE OUTSIDE
                          THE UNITED STATES AND CANADA
Dear Shareholder(s):

  Enclosed you will find materials relating to the rights offering (the "Offering") of Ventura County National Bancorp (the "Company"). A Subscription Right Certificate representing Rights to subscribe for shares of the Company's
Common Stock at $      per share is not included in this mailing, but instead
is being held on your behalf by the Subscription Agent, First Interstate Bank of California. The number of Rights that are being held for you is indicated above. If you wish to exercise, transfer or sell any or all of these Rights, you must so instruct the Subscription Agent in the manner described in the accompanying Prospectus and Instructions as to Use of Subscription Right Certificates by 5:00 p.m., Pacific time, on June 13, 1995. If the Subscription Agent does not receive your instructions by such time, the Subscription Agent will attempt to sell your Rights, and the net proceeds, if any, of such sale will be remitted to you, unless prohibited by applicable laws and regulations.

  ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE OFFERING SHOULD BE DIRECTED TO

                                 CHEMICAL BANK

                                 1-800-421-0708